Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271475

PROSPECTUS SUPPLEMENT NO. 20

(to Prospectus dated May 5, 2023)

FOXO Technologies Inc.

Up to 10,062,500 Shares of

Class A Common Stock Issuable Upon

Exercise of Public Warrants

Up to 316,250 Shares of

Class A Common Stock Issuable Upon

Exercise of Private Warrants

Up to 1,905,853 Shares of

Class A Common Stock Issuable Upon

Exercise of Assumed Warrants

Up to 5,288,364 Shares of Class A Common Stock

Up to 316,250 Private Warrants to

Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-271475) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 10,062,500 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), issuable upon the exercise of 10,062,500 publicly-traded warrants with an exercise price of $11.50 per share (the “Public Warrants”), which were originally issued by Delwinds (as defined in the Prospectus) as part of its initial public offering of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (ii) 316,250 shares of our Class A Common Stock issuable upon the exercise of 316,250 private warrants (the “Private Warrants”) with an exercise price of $11.50 per share, which were originally issued to DIAC Sponsor LLC (the “Sponsor”) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) in a private placement of units at a purchase price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, and (iii) 1,905,853 shares of Class A Common Stock issuable upon the exercise of 1,905,853 warrants at an exercise price of $6.21 per share (the “Assumed Warrants”), which were originally issued to accredited investors by Legacy FOXO (as defined in the Prospectus) in a private placement of convertible debentures and warrants and assumed by us pursuant to the Business Combination ( as defined in the Prospectus), and of which only 258,652 Assumed Warrants are outstanding following the consummation on May 26, 2023 of our issuer tender offer, the Offer to Exchange Warrants to Acquire Shares of Class A Common Stock and Consent Solicitation, pursuant to which an aggregate of 1,647,201 Assumed Warrants were tendered and are no longer outstanding.

The Prospectus and this prospectus supplement also relate to the potential offer and resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to 5,288,364 shares of Class A Common Stock, which consists of (i) 4,039,614 shares of Class A Common Stock, which were originally issued to the Sponsor in the form of Founder Shares (as defined in the Prospectus) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) at an initial purchase price of approximately $0.004 per share, (ii) 632,500 shares of Class A Common Stock, which were originally issued to the Sponsor (and subsequently distributed to the permitted transferees of the Sponsor) in a private placement of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (iii) up to 316,250 shares of our Class A Common Stock issuable upon exercise of 316,250 Private Warrants held by the members of the Sponsor at an exercise price of $11.50 per share, and (iv) 300,000 shares of Class A Common Stock issued to J.V.B. Financial Group, LLC (“JVB”), acting through its Cohen & Company Capital Markets division, in connection with the transactions contemplated by that certain Amendment and Termination Agreement, dated as of September 15, 2022, which shares are being registered pursuant to a general release agreement entered into between the Company and JVB, providing for a general release, effective upon effectiveness of this registration statement, of any and all claims by JVB against the Company in exchange for the registration of JVB’s shares of Class A Common Stock for resale; and (b) up to 316,250 Private Warrants held by the members of the Sponsor to purchase up to 316,250 shares of Class A Common Stock at an exercise price of $11.50 per share. We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders.

Our Class A Common Stock is currently listed on the NYSE American LLC under the symbol “FOXO.” On January 22, 2024, the closing price of our Class A Common Stock was $0.2950. Our Public Warrants are currently quoted on the OTC Pink Marketplace under the symbol “FOXOW.” On January 22, 2024, the closing price of our Public Warrants was $0.0025.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting standards. As such, we have elected to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): January 12, 2024

FOXO TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

729 N. Washington Ave., Suite 600 Minneapolis, MN	55401
(Address of Principal Executive Offices)	(Zip Code)

(612) 562-9447

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	FOXO	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Effective January 12, 2024, Foxo Technologies Inc., a Delaware corporation (the “Company” or the “Licensee”), entered into the Master Software and Services Agreement (this “Agreement”) with KR8 AI Inc., a Nevada corporation (the “Licensor”). Our Interim CEO and Interim CFO each are equity owners of the Licensor. Under the Agreement, the Licensor granted to the Licensee a limited, non-sublicensable, non-transferable perpetual license to use the “Licensor Products” listed in Exhibit A to the Agreement, to develop, launch and maintain license applications based upon Licensee’s epigenetic biomarker technology and software to develop an AI machine learning epigenetic APP to enhance health, wellness and longevity. The territory of the Agreement is solely within the U.S., Canada and Mexico.

Under the Agreement, the Licensee agreed to pay to the Licensor an initial license and development fee of $2,500,000, a monthly maintenance fee of $50,000, and an ongoing royalty equal to 15% of “Subscriber Revenues,” as defined in the Agreement, in accordance with the terms and subject to the minimums set forth in the schedules of the Agreement. The Licensee agreed to reimburse the Licensor for all reasonable travel and out-of-pocket expenses incurred in connection with the performance of the services under the Agreement, in addition to payment of any applicable hourly rates. If the Licensee fails to timely pay the “Minimum Royalty,” as defined in the Agreement, due with respect to any calendar year, the License will become non-exclusive.

The initial term of this Agreement commences on the effective date of the Agreement. Unless terminated earlier in accordance with the terms, the Agreement will be perpetual. Either party may terminate the Agreement, effective on written notice to the other party, if the other party materially breaches this Agreement, and such breach remains uncured 30 days after the non-breaching party provides the breaching party with written notice of such breach, in which event, the non-breaching party will then deliver a second written notice to the breaching party terminating this Agreement, in which event the Agreement, and the licenses granted under the Agreement, will terminate on the date specified in such second notice. Either party may terminate the Agreement, effective immediately upon written notice to the other party, if the other party: (i) is unable to pay, or fails to pay, its debts as they become due; (ii) becomes insolvent, files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (iii) makes or seeks to make a general assignment for the benefit of its creditors; or (iv) applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

Licensee may terminate the Agreement at any time upon 90 days’ notice to the Licensor provided that, as a condition to such termination, the Licensee immediately ceases using any Licensor Products. The Licensor may terminate the Agreement at any time upon 30 days’ notice to the Licensee if the Licensee fails to pay any portion of the “Initial License Fee,” as defined in the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Under the Agreement, on January 19, 2024, the Company issued 1,300,000 shares of Common Stock to the Licensor. The sale of the shares was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on an exemption provided by Rule 506(b) of Regulation D of the Securities Act. The Company did not pay any commissions or finder’s fees in connection with the sale.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Master Software and Services Agreement with KR8 AI Inc. effective January 12, 2024
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOXO Technologies Inc.

Date: January 19, 2024	By:	/s/ Mark White
		Name:	Mark White
		Title:	Interim Chief Executive Officer

2

Exhibit 99.1

MASTER SOFTWARE AND SERVICES AGREEMENT

This Master Software and Services Agreement (this “Agreement”), effective as of January 12, 2024 (the “Effective Date”), is by and between KR8 AI Inc., a Nevada corporation with an address at 112 North Curry Street, Carson City, Nevada 89703 (“Licensor”) and FOXO Technologies Inc., a Delaware corporation with offices located at 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401 (“Licensee”). Licensor and Licensee may be referred to herein collectively as the “Parties” or individually as a “Party.”

R E C I T A L S:

Licensee desire to develop and launch application services (“Licensee Applications”) pursuant to which, Licensee will be able to distribute to end users (“End Users”) an AI machine learning epigenetic APP to enhance health, wellness and longevity;

To facilitate the development of the Licensee Applications Licensee desires that, subject to the terms and conditions hereof, Licensor provide it with a license to use Licensor Products underlying the KR8 AI eco system and iOS/Android APP software previously viewed by Licensee and provide ongoing support, upgrades, maintenance, and administration services related thereto.

In consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions. Terms used in this Master Software and Services Agreement (the “Agreement”) with initial capital letters shall have the respective meanings set forth herein or, if not set forth herein, in Exhibit A hereto, or, if not set forth in either of the foregoing, in the Exhibits or Schedules attached hereto.

2.	Interpretation of Documents. In the event of a conflict between: (i) This Agreement and an Exhibit or other attachment to this Agreement, the terms of this Agreement shall prevail; (ii) This Agreement and an Order Form or attachment thereto (the “Order Form”), this Agreement shall prevail unless and except to the extent the Order Form explicitly notes the deviation from this Agreement, in which case the terms of such Order Form will prevail with respect to that Order Form only; (iii) This Agreement and a Service Level and Support Services Agreement Schedule and any schedule thereto (a “Service Agreement”), the terms of this Agreement shall prevail unless and except to the extent the Service Agreement explicitly notes the deviation from this Agreement, in which case the terms of such Service Agreement will prevail with respect to that Agreement only; (iv) A Service Order Form and any schedule thereto (a “Service Order”), the terms of the Service Order shall prevail; and (v) Any other documents and this Agreement, even when such other documents are expressed to apply to the provision of the Licensor Products, this Agreement shall prevail.

3.	Schedules and Licensor Products

3.1.	This Agreement establishes a contractual framework for Licensor’s provision of Licensor Products to Licensee and/or any Licensee Affiliate who enters into this Agreement or one or more Order Forms, Service Agreement or Service Order (collectively, “Schedules”) hereunder for use solely within the United States of America, Canada and Mexico (the “Territory”) by consumer end users (“End Users”). The transactions contemplated by this Agreement shall be implemented in accordance with, and subject to the requirements of, the following provisions:

3.1.1.	Where Licensee or a Licensee Affiliate and Licensor agree to contract for the provision of Licensor Products, Licensee or such Licensee Affiliate and Licensor shall enter into and execute a Schedule that incorporates the terms of this Agreement. Licensor shall not commence delivery of any Licensor Product until Licensor and Licensee shall have executed a Schedule applicable to such Licensor Product. Licensee and Licensor have entered into and shall be deemed to have executed Exhibit B, Exhibit C and the Order Form annexed as Schedule 1.

3.1.2.	Where a Licensee Affiliate and Licensor have entered into a Schedule the terms of this Agreement shall be deemed incorporated therein, and such Schedule together inclusive of this Agreement, shall constitute a separate contract for the applicable Licensor Products, and the obligations of “Licensee” in this Agreement shall apply to the applicable Licensee Affiliate, mutatis mutandis.

4.	License.

4.1.	License Grant. Subject to terms and conditions of this Agreement and the applicable Schedules and exhibits, Licensor hereby grants Licensee a limited, non-sublicensable, non-transferable perpetual license to use the Licensor Products to develop, launch and maintain License Applications based upon Licensee’s epigenetic biomarker technology and software to develop an AI machine learning epigenetic APP to enhance health, wellness and longevity. Licensee’s Applications utilizing Licensor Products shall be made available only directly to individual consumer End Users within the Territory and shall process information and provide data and recommendations solely intended to enable End Users to monitor and improve their health, wellness and longevity. Licensee shall use Licensor Products solely for Licensee’s business purposes and shall not provide any Licensor Products to any party other than individual consumer End Users. Licensee may make a reasonable number of copies of the Documentation solely for Licensee’s internal business purposes in connection with Licensee’s use of the Software.

4.2.	Scope. Subject to the terms of this Agreement and the applicable Schedules, the license granted to Licensee hereunder shall be irrevocable during the period of this Agreement so long as Licensee complies with the material terms hereof, and Licensee shall have the right to do any or all of the following: (i) to maintain and operate the Licensee Applications within the Territory and to grant subscriptions to End Users to access and use the Licensee Applications within the Territory; and (ii) to generate, market, promote, and license the Licensee Applications in accordance with market demands. Nothing in this Agreement shall obligate Licensor to continue providing access to any Service beyond the date when Licensor ceases providing such Service to Licensees generally.

4.3.	Open Source Components. Software may include Open Source Components. Any use of Open Source Components by Licensee is subject to and governed solely by the terms and conditions of the applicable open source license agreement(s).

4.4.	Use Restrictions. Licensee shall not use the Software or Documentation for any purposes beyond the scope of the license granted in this Agreement. Without limiting the foregoing and except as otherwise expressly set forth in this Agreement, Licensee shall not at any time, directly or indirectly: (i) copy, modify, or create derivative works of the Software or the Documentation, in whole or in part; (ii) rent, lease, lend, sell, sublicense, assign, distribute, publish, transfer, or otherwise make available the Software or the Documentation; (iii) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to the source code of the Software, in whole or in part; (iv) remove any proprietary notices from the Software or the Documentation; (v) use the Software or Documentation for the purposes of competing with Licensor, including without limitation competitive intelligence; or (vi) use the Software in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person, or that violates any applicable law.

4.5.	Reservation of Rights. Licensor reserves all rights not expressly granted to Licensee in this Agreement. Except for the limited rights and licenses expressly granted under this Agreement, nothing in this Agreement grants, by implication, waiver, estoppel, or otherwise, to Licensee or any third party any intellectual property rights or other right, title, or interest in or to the Software.

4.6.	Deliverables. Deliverables shall be considered Licensor IP Rights and shall be licensed to Licensee pursuant to the terms of the Software License Grant as described in this Section 4.

4.7.	Subscriptions to Applications; Subscription Services. In the case of an Application as to which the rights are owned by Licensor, during the term of this Agreement and applicable Schedule, Licensor hereby (a) grants or agrees to procure a right for Licensee to access and use the Application and (b) agrees to provide the Subscription Services in accordance with the terms and conditions of this Agreement, including the applicable Schedule. Licensor shall provide Licensee with the use and access to the Application and the Subscription Services via an application server web environment as specified in the applicable Schedule. Unless otherwise set forth in the applicable Schedule, (i) Licensor shall provide Licensee with use and access of the Application and the Subscription Services twenty-four (24) hours per day, seven (7) days per week, and (ii) the fees charged by Licensor for an Application shall include Updates to such Application as well as Support Services relating to such Application. With respect to Apps as to which the rights are owned by third parties which are to be incorporated in Licensee Applications (for example, APPS controlled by Google, Microsoft, Open AI or Apple) Licensee shall be responsible for contracting with the application provider for the purpose of incorporating the APP in Licensee Applications.

4.8.	Professional Services and Deliverables. In addition to the grant of the license provided herein, Licensor’s personnel will provide Services to develop agreed upon proprietary algorithms and assist with the development of APIs, user interfaces and cross platform capabilities described in a Schedule C. The cost of such development Services for the eighteen months commencing as of the date hereof is included within Initial Licensee Fee. Thereafter, if Licensor is to continue to providing development as opposed to maintenance services, the parties will enter into a mutually acceptable Order Form. Licensor shall provide to Licensee the Professional Services and/or Deliverables described in a Schedule. During the term of this Agreement, Licensee may request Licensor to perform computer professional services in the nature of deployment, customization add-in, documentation and/or integration services (hereinafter, “Professional Services”) in addition to the Professional Services associated with the software described in Schedule C. Upon receipt of a request, Licensor may provide Licensee with a written proposal, and when the parties agree to all requirements of the proposed Professional Services, a Service Order for the Professional Services, in the form of Schedules, shall be executed by the parties. All Service Orders shall be subject to the terms and conditions of this Agreement. Services performed by Licensor are not exclusive to Licensee, and Licensor may perform services of any type or nature for any other person or entity at any time.

4.9.	Licensee hereby acknowledges and agrees that (i) the Software and the Services do not produce final work product ready for release outside of the Licensee’s organization or submission for regulatory authorities’ review and approval without prior review by the Licensee; and (ii) Licensee assumes full responsibility for all final work product released outside of its organization, including, but not limited to, any submissions made to regulatory authorities.

5.	Delivery and Acceptance.

5.1.	Delivery. Licensor shall deliver the Licensor Products electronically, on tangible media, or by other means, in Licensor’s sole discretion or as detailed in the applicable Schedule or Order Form. If the Service is delivered to Licensee via a vendor, Licensee acknowledges that a vendor delivery fee may be charged to Licensee by such vendor or by Licensor on behalf of the vendor.

5.2.	Acceptance. Licensor will make the Service available to Licensee as indicated on the service order Schedule. The Service will be deemed accepted upon the Service Start Date. Any updates, bug fixes, or upgrades (“Corrections”) to the Service will be deemed accepted by Licensee on the day such Corrections are delivered.

6.	Licensee Responsibilities. Licensee is responsible and liable for all uses of the Licensor Products, directly or indirectly, whether such access or use is permitted by or in violation of this Agreement. Without limiting the generality of the foregoing, Licensee is responsible for all acts and omissions of Authorized Users, and any act or omission by an Authorized User that would constitute a breach of this Agreement if taken by Licensee will be deemed a breach of this Agreement by Licensee. Licensee shall take reasonable efforts to make all Authorized Users aware of this Agreement’s provisions as applicable to such Authorized User’s use of the Licensor Products, and shall cause Authorized Users to comply with such provisions.

7.	Service Levels and Support.

7.1.	Service Levels. Subject to the terms and conditions of this Agreement, Licensor shall perform the Services and provide the other Licensor Products in a manner that meets or exceeds the Service Levels described in Exhibit B. In case of Service Level failure, the Licensor shall implement remedial measures as described in Exhibit B or as otherwise provided in the applicable Schedule or Order Form.

7.2.	Support Services. Licensor shall provide Licensee with support for the Licensor Products as described in the applicable Schedule or Order Form.

7.3.	Technical Assistance. During the term of this Agreement, Licensor shall offer the technical assistance services provided in the applicable Schedule or Order Form.

7.4.	Training. Licensor shall provide Licensee training and instructions on the operation of the Licensor Products at then current rates as provided in the applicable Schedule or Order Form.

8.	Charges and Payment.

8.1.	Licensee shall pay Licensor an Initial License and Development Fee of $2,500,000 (the “Initial License Fee”), a monthly maintenance fee of $50,000 (Maintenance Fee”), and an ongoing royalty equal to 15% of Subscriber Revenues (the “Running Royalty”), in accordance with the terms and subject to the minimums set forth in the Schedules attached hereto. In addition, Licensee shall pay such additional amounts as are set forth in any Schedule agreed upon after the date hereof (Such additional amounts, together with the Initial License and Development Fee, the Maintenance Fee and the Royalty are referred to herein as the “Fees”).

8.2.	During the Term, Licensee shall pay the Fees to Licensor in accordance with the terms hereof, without any right of offset or withholding for any reason whatsoever.

8.3.	Expenses. Licensee agrees to reimburse Licensor for all reasonable travel and out-of-pocket expenses incurred in connection with the performance of the Services. in addition to payment of any applicable hourly rates.

8.4.	Audit of Use. Licensee agrees to maintain complete and accurate records in accordance with generally accepted accounting principles during the term of the Agreement and for a period of two years after the termination or expiration of this Agreement with respect to matters necessary for accurately determining amounts due hereunder. Licensor may, at its expense, on reasonable prior notice, audit Licensee’s use of the Licensor Product. Audits shall be conducted during regular business hours at Licensee’s place or places of business and shall not unreasonably interfere with Licensee’s business activities. Licensor shall be entitled to request upon seven (7) days prior written notice: (i) the office where the Services are accessed from; and (ii) the total number of End Users; and (iii) all of Licensee’s business records concerning or relating in any way to Licensor’s rights to receive the Royalty, or the calculation thereof. Audits shall be conducted no more than once annually. If, as a result of any such audit, Licensor identifies unauthorized use of the Licensor Products, Licensee shall promptly pay to Licensor the amount of the unauthorized use or undercharge and the reasonable expenses of Licensor in conducting the audit.

8.5.	Late Payments. All fees and amounts due to Licensor and not paid within thirty (30) days after the date such amounts are due and payable (i) shall bear interest at the lesser of one and one half percent (1.5%) per month or the maximum rate of interest allowable by law and (ii) Licensee shall reimburse Licensor for all reasonable costs incurred by Licensor in collecting any late payments or interest, including attorneys’ fees, court costs, and collection agency fees; and (iii) if such failure continues for 30 days following written notice thereof, Licensor may prohibit access to the Software until all past due amounts have been paid, without incurring any obligation or liability to Licensee or any other person by reason of such prohibition of access to the Software.

8.6.	Taxes. All Fees and other amounts payable by Licensee under this Agreement are exclusive of taxes and similar assessments. Licensee is responsible for all sales, use, and excise taxes, and any other similar taxes, duties, and charges of any kind imposed by any federal, state, or local governmental or regulatory authority on any amounts payable by Licensee hereunder, other than any taxes imposed on Licensor’s income.

9.	Confidential Information. From time to time during the term of this Agreement, either Party may disclose or make available to the other Party information about its business affairs, products, confidential intellectual property, trade secrets, third-party confidential information, and other sensitive or proprietary information, whether orally or in written, electronic, or other form or media/in written or electronic form or media, and whether or not marked, designated or otherwise identified as “confidential” (collectively, “Confidential Information”). Confidential Information does not include information that, at the time of disclosure is: (a) in the public domain; (b) known to the receiving Party at the time of disclosure; (c) rightfully obtained by the receiving Party on a non-confidential basis from a third party; or (d) independently developed by the receiving Party. The receiving Party shall not disclose the disclosing Party’s Confidential Information to any person or entity, except to the receiving Party’s employees who have a need to know the Confidential Information for the receiving Party to exercise its rights or perform its obligations hereunder. Notwithstanding the foregoing, each Party may disclose Confidential Information to the limited extent required (i) in order to comply with the order of a court or other governmental body, or as otherwise necessary to comply with applicable law, provided that the Party making the disclosure pursuant to the order shall first have given written notice to the other Party and made a reasonable effort to obtain a protective order; or (ii) to establish a Party’s rights under this Agreement, including to make required court filings. On the expiration or termination of the Agreement, the receiving Party shall promptly return to the disclosing Party all copies, whether in written, electronic, or other form or media, of the disclosing Party’s Confidential Information, or destroy all such copies and certify in writing to the disclosing Party that such Confidential Information has been destroyed. Each Party’s obligations of non-disclosure with regard to Confidential Information are effective as of the Effective Date and will expire five years from the date first disclosed to the receiving Party; provided, however, with respect to any Confidential Information that constitutes a trade secret (as determined under applicable law), such obligations of non-disclosure will survive the termination or expiration of this Agreement for as long as such Confidential Information remains subject to trade secret protection under applicable law.

10.	Intellectual Property Ownership.

10.1.	Licensee acknowledges that, as between Licensee and Licensor, Licensor owns all right, title, and interest, including all intellectual property rights, in and to the Licensor Products and Licensor IP Rights, with respect to Third-Party Products, the applicable third-party licensors own all right, title and interest, including all intellectual property rights, in and to the Third-Party Products.

10.2.	Licensee acknowledges that, as between Licensee and Licensor, Licensor owns all right, title, and interest, including all intellectual property rights, in and to any improvements to Licensor Products which were conceived and reduced to practice by Licensor during the performance of the Services and Licensor IP Rights, are the product of Licensor’s technical expertise, are directly related to Licensor’s line of business or the manner in which Licensor customarily performs services for third parties, and were not developed with the use of any Licensee Confidential Information, intellectual property or any other property of Licensee, shall be and remain the property of Licensor (“Licensor Improvements”). The works and databases included in the content of the Service are protected by applicable copyright laws. Licensor hereby grants Licensee a non-exclusive, non-sublicensable, non-transferable, worldwide license to use any Licensor Improvements to the extent necessary to enable Licensee to make reasonable use of the Licensor Products, except that Licensee shall not reverse engineer, decompile, or disassemble any Licensor Products or Licensor Improvements or otherwise attempt to determine the source code for computer programs or other trade secrets that constitute Licensor IP rights or Licensor Improvements.

10.3.	Licensor acknowledges that, as between Licensor and Licensee, Licensee owns all right, title, and interest, including all intellectual property rights, in and to the Licensee Data. Licensee hereby grants to Licensor a non-exclusive, royalty-free, worldwide license to reproduce, distribute, and otherwise use and display the Licensee Data and perform all acts with respect to the Licensee Data as may be necessary for Licensor to provide the Services to Licensee.

10.4.	Feedbacks. Feedbacks are suggestions, proposals, ideas, recommendations, or other feedback provided by Licensee to Licensor regarding improvements to the Services and Software (“Feedbacks”). As between Licensee and Licensor, Licensor is and will remain the sole and exclusive owner of all right, title, and interest in and to all Feedbacks, including all Intellectual Property Rights relating thereto, provided, Licensor will under no circumstances identify Licensee as the source of such feedback or as a customer of Licensor to any third party without obtaining prior approval.

10.5.	Resultant Data. As between Licensor and Licensee, Licensee owns all right, title, and interest, including all intellectual property rights, in and to the Resultant Data. Licensee hereby irrevocably grants to Licensor a non-exclusive, royalty-free, worldwide license to reproduce, distribute, and otherwise use and display the Resultant Data and perform all acts with respect to the Resultant Data as may be necessary for Licensor to improve the Software and the Services; provided that for so long as this License is an exclusive license, Licensor shall not grant any party the right to use the Resultant Data in connection with an application to be used by End Users in North America that is directly competitive with Licensee Applications.

11.	Limited Warranty

11.1.	Licensor warrants that it shall: (i) perform the Services in accordance with the terms and subject to the conditions set out in the respective Exhibit, Schedule and this Agreement; (ii) using personnel of commercially reasonable skill, experience, and qualifications; and (iii) in a timely, workmanlike, and professional manner in accordance with generally recognized industry standards for similar services.

11.2.	LICENSOR WARRANTS THAT THE LICENSOR PRODUCTS, INCLUDING ANY SOFTWARE AND DOCUMENTATION, IN UNMODIFIED FORM AND WHEN USED AS AUTHORIZED BY THIS AGREEMENT, WILL CONFORM IN ALL MATERIAL RESPECTS TO THE AGREED UPON SPECIFICATIONS AND SERVICE LEVELS. LICENSOR MAKES NO OTHER WARRANTIES OR REPRESENTATIONS RELATING TO THE LICENSOR PRODUCTS OR THEIR PERFORMANCE OR WITH RESPECT TO THE LICENSED DOCUMENTATION. ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT, ARE EXPRESSLY DISCLAIMED AND EXCLUDED TO THE FULLEST EXTENT AUTHORIZED BY LAW. TECHNICAL DIFFICULTIES COULD BE ENCOUNTERED IN CONNECTION WITH THE SYSTEM. THESE DIFFICULTIES COULD INVOLVE, AMONG OTHERS, FAILURES, DELAYS, MALFUNCTION, SOFTWARE EROSION OR HARDWARE DAMAGE, WHICH DIFFICULTIES COULD BE THE RESULT OF HARDWARE, SOFTWARE OR COMMUNICATION LINK INADEQUACIES OR OTHER CAUSES. SUCH DIFFICULTIES COULD LEAD TO POSSIBLE ECONOMIC AND/OR DATA LOSS.

11.3.	The Limited Warranty provided in Section 11.2 of the Agreement does not apply to problems resulting from: (i) improper installation of the Licensor Software by Licensee, or any other party other than the Licensor, or the installation of the Licensor Products on improper hardware; (ii) modification of the Licensor Software not undertaken or performed by Licensor; (iii) malfunctions in any computer hardware or software or systems files not provided by Licensor; (iv) accident of Licensee or at the Licensee’s premises; (v) neglect of Licensee; (vi) misuse of the Licensor Software by Licensee; or (vii) use of the Licensor Software with data of any entity other than Licensee.

11.4.	Licensor’s sole and exclusive liability and Licensee’s sole and exclusive remedy for breach of this warranty shall be as follows: (i) Licensee shall remain liable for payments to Licensor for completed Services or prorated portions thereof received by Licensee, Licensor Software licensing fee and other pre-approved, non-cancelable expenses or obligations incurred by Licensee prior to the termination; and (ii) The Licensor shall not be liable for a breach of the warranty set forth in this Section unless Licensee gives written notice of the defective Licensor Products, reasonably described, to Licensor within ten (10) days of the time when Licensee discovers or ought to have discovered that the Licensor Products were defective. Subject to foregoing, Licensee shall remain liable for payments to Licensor for completed Services or prorated portions thereof received by Licensee, Licensor Software licensing fee and other pre-approved, non-cancelable expenses or obligations incurred by Licensee prior to the termination. The Licensor shall not be liable for a breach of the warranty set forth in this Section unless Licensee gives written notice of the defective Licensor Products, reasonably described, to Licensor within ten (10) days of the time when Licensee discovers or ought to have discovered that the Licensor Products were defective.

11.5.	Subject to Section 11.4, Licensor shall, in its sole discretion, either: (i) promptly cure any such breach; or (ii) credit or refund the price of such Licensor Products at the pro rata contract rate.

11.6.	THE REMEDIES SET FORTH IN THIS SECTION 11 SHALL BE THE LICENSEE’S SOLE AND EXCLUSIVE REMEDY AND LICENSOR’S ENTIRE LIABILITY FOR ANY BREACH OF THE LIMITED WARRANTY SET FORTH IN THIS SECTION 11. LICENSOR MAKES NO WARRANTIES EXCEPT FOR THAT PROVIDED IN 11.1 and 11.2, ABOVE. ALL OTHER WARRANTIES, EXPRESS AND IMPLIED, ARE EXPRESSLY DISCLAIMED.

11.7.	Allocation of Risk. This Section 11 of this Agreement allocates the risks under this Agreement between Licensor and Licensee. Licensor’s Fees reflect this allocation of risk and the warranties, limitation of warranties, and limitation of liability in this Section 11.

12.	Indemnification.

12.1.	Licensor Indemnification.

12.1.1.	Licensor shall indemnify, defend, and hold harmless Licensee from and against any and all losses, damages, liabilities, and costs (including reasonable attorneys’ fees) (“Losses”) finally awarded by a court of competent jurisdiction, after all rights of appeal are exhausted, incurred by Licensee resulting from any third-party claim, suit, action, or proceeding (“Third-Party Claim”) that the Software or Documentation, or any use of the Software or Documentation in accordance with this Agreement, infringes or misappropriates such third party’s US intellectual property rights, copyrights, or trade secrets, provided that Licensee promptly notifies Licensor in writing of the claim within thirty (30) days of the date Licensee first knows or should know of the claim; and provide Licensor with reasonable cooperation and all information in Licensee’s possession related to said claim; and allows Licensor sole authority to control the defense, settlement negotiations and settlement execution, in whole or in part, of such claim. Reasonable out of pocket expenses incurred by Licensee in providing assistance to Licensor in defense of such a claim shall be reimbursed by Licensor.

12.1.2.	If such a claim is made or appears possible, Licensee agrees to permit Licensor, at Licensor’s sole discretion, to (i) modify or replace the Software or Documentation, or component or part thereof, to make it non-infringing, or (ii) obtain the right for Licensee to continue use. If Licensor determines that none of these alternatives is reasonably available, Licensor may terminate this Agreement, in its entirety or with respect to the affected component or part, effective immediately on written notice to Licensee.

12.1.3.	This Section 12.1.3. will not apply to the extent that the alleged infringement arises from: (i) modifications to the Software not made by or authorized by Licensor; or (ii) use of any version other than the most current version of the Software or Documentation delivered to Licensee.

12.2.	Licensee Indemnification. Licensee shall indemnify, hold harmless, and, at Licensor’s option, defend Licensor from and against any Losses resulting from any Third-Party Claim based on Licensee’s violation of this Agreement, provided that Licensee may not settle any Third-Party Claim against Licensor unless such settlement completely and forever releases Licensor from all liability with respect to such Third-Party Claim or unless Licensor consents to such settlement, and further provided that Licensor will have the right, at its option, to defend itself against any such Third-Party Claim or to participate in the defense thereof by counsel of its own choice.

12.3.	Sole Remedy. THIS SECTION 12 SETS FORTH LICENSEE’S SOLE REMEDIES AND LICENSOR’S SOLE LIABILITY AND OBLIGATION FOR ANY ACTUAL, THREATENED, OR ALLEGED CLAIMS THAT THE LICENSOR PRODUCTS INFRINGES, MISAPPROPRIATES, OR OTHERWISE VIOLATES ANY INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

12.4.	Covenant Not to Sue. Notwithstanding anything to the contrary in this Agreement or any other agreement or instrument delivered by Licensor or Licensee pursuant to this Agreement, Licensee and Licensor, on behalf of themselves, their Affiliates and designees, agree not to sue or initiate legal action on any legal theory against any of Licensor’s or Licensee’s past, current or future shareholders, officers, or directors.

13.	Limitations of Liability.

LICENSEE AND LICENSOR WILL NOT BE LIABLE, WHETHER IN CONTRACT OR IN TORT (INCLUDING BREACH OF WARRANTY, NEGLIGENCE AND STRICT LIABILITY IN TORT), FOR INDIRECT OR CONSEQUENTIAL, EXEMPLARY, PUNITIVE OR SPECIAL DAMAGES ARISING OUT OF OR RELATING TO ITS PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT, EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE.

IN NO EVENT WILL THE COLLECTIVE AGGREGATE LIABILITY OF LICENSOR, ITS SUBSIDIARIES, AFFILIATES, SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES AND ITS LICENSORS, SERVICE PROVIDERS, AND SUPPLIERS (“THE PARTIES”), UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, AND OTHERWISE, EXCEED THE AMOUNT OF FEES PAID OR PAYABLE BY LICENSEE UNDER THIS AGREEMENT FOR THE TWELVE (12) MONTHS IMMEDIATELY PRECEDING THE LAST ACT OR OMISSION GIVING RISE TO SUCH LIABILITY. THE FOREGOING LIMITATION APPLIES NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE. IF ANY APPLICABLE AUTHORITY HOLDS ANY PORTION OF THIS SECTION TO BE UNENFORCEABLE, THEN THE PARTIES’ LIABILITY WILL BE LIMITED TO THE FULLEST POSSIBLE EXTENT PERMITTED BY APPLICABLE LAW. LICENSEE WILL INDEMNIFY, DEFEND AND HOLD HARMLESS LICENSOR FOR ANY LOSS, DAMAGE OR COST IN CONNECTION WITH ANY CLAIM OR ACTION WHICH MAY BE BROUGHT BY ANY THIRD PARTY AGAINST LICENSOR RELATING TO ANY BREACH OF THIS AGREEMENT BY LICENSEE.

14.	Term, Termination and Conversion to a Non-exclusive License.

14.1.	Initial Term. The initial term of this Agreement shall commence on the Effective Date of this Agreement. Unless terminated earlier in accordance with the terms hereof, this Agreement shall be perpetual.

14.2.	Conversion. If Licensee shall fail to timely pay the Minimum Royalty due with respect to any calendar year, the License granted herein shall become non-exclusive as more fully set forth in the Order Form annexed hereto as Schedule 1.

14.3.	This Agreement, a Schedule, an Order Form or any portion of any of them may be terminated as follows:

14.3.1.	Either Party may terminate this Agreement, effective on written notice to the other Party, if the other Party materially breaches this Agreement, and such breach remains uncured 30 days after the non-breaching Party provides the breaching Party with written notice of such breach, in which event, the non-breaching party shall then deliver a second written notice to the breaching party terminating this Agreement, in which event this Agreement, and the licenses granted hereunder, will terminate on the date specified in such second notice;

14.3.2.	Notwithstanding the foregoing, either Party may terminate this Agreement, effective immediately upon written notice to the other Party, if the other Party: (i) is unable to pay, or fails to pay, its debts as they become due; (ii) becomes insolvent, files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (iii) makes or seeks to make a general assignment for the benefit of its creditors; or (iv) applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

14.3.3.	Licensee may terminate this Agreement at any time upon ninety days notice to Licensor provided that as a condition to such termination Licensee immediately ceases using any Licensor Products. Termination of this Agreement by Licensee pursuant to this Section shall not relive Licensee of its obligation to pay the Initial Licensee Fee in accordance with Schedule 1.

14.3.4.	Licensor may terminate this Agreement at any time upon thirty (30) days’ notice to Licensee if Licensee shall fail to pay any portion of the Initial License Fee, Maintenance Fee or Royalty within ten days of the due date thereof and shall fail to cure such breach within ten days of the delivery by Licensor of notice of such default. Time is of the essence as to this Section 14.3.4.

14.4.	Effect of Expiration or Termination. Upon expiration or earlier termination of this Agreement, the license granted hereunder will terminate and Licensee shall cease using and delete, destroy, or return all Licensor Products, including without limitation, all copies of the Software and Documentation and certify in writing to the Licensor that the Software and Documentation has been deleted or destroyed. Licensee will pay to Licensor all previously-accrued but not yet paid Fees and reimbursable expenses, on receipt of Licensor’s invoice therefor, and within thirty (30) days of termination, any portion of the Initial License Fee then remaining unpaid, regardless of the due date of such remainder. Licensee shall not be entitled to any refund if this License is terminated.

14.5.	Surviving Terms. The provisions set forth in the following sections, and any other right, obligation or provision under this Agreement that, by its nature, should survive termination or expiration of this Agreement, will survive any expiration or termination of this Agreement: Section 1, Section 8, Section 9, Section 10, Section 13, Section 14, and Section 15. The indemnification provisions of Sections 12 shall survive termination or expiration of this Agreement, but only with respect to claims which arose from acts or circumstances which occurred prior to termination.

15.	Miscellaneous.

15.1.	Entire Agreement. This Agreement, together with any other documents incorporated herein by reference and all related Exhibits, constitutes the sole and entire agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous understandings, agreements, and representations and warranties, both written and oral, with respect to such subject matter.

15.2.	Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a “Notice”) must be in writing and addressed to the Parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the Party giving Notice from time to time in accordance with this Section). All Notices must be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile, or email (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage pre-paid). Except as otherwise provided in this Agreement, a Notice is effective only: (i) upon receipt by the receiving Party, and (ii) if the Party giving the Notice has complied with the requirements of this Section.

15.3.	Marketing. Licensee grants Licensor permission to use the Licensee name and logo and/or trademark in any marketing materials of the Licensor or its Affiliates marketing materials. The Licensor or its Affiliates, as applicable, shall include a trademark attribution notice giving notice of the Licensee’s ownership of its trademarks in the marketing materials in which the Licensee’s name and logo appear. Licensor grants the Licensee permission to use the Licensee name and logo and/or trademark of the Licensor solely to market and promote the Services under this Agreement in accordance with Licensor guidelines as updated by Licensor from time to time.

15.4.	Force Majeure. In no event shall either Party be liable to the other Party, or be deemed to have breached this Agreement, for any failure or delay in performing its obligations under this Agreement, (except for any obligations to make payments), if and to the extent such failure or delay is caused by any circumstances beyond such Party’s reasonable control (a “Force Majeure Event”), including but not limited to acts of God, flood, fire, earthquake, explosion, war, terrorism, invasion, riot or other civil unrest, strikes, labor stoppages or slowdowns or other industrial disturbances, or passage of law or any action taken by a governmental or public authority, including imposing an embargo.

15.5.	Amendment and Modification; Waiver. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, (i) no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof and (ii) no single or partial exercise of any right, remedy, power, or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

15.6.	Severability. If any provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.7.	Governing Law; Submission to Jurisdiction. This Agreement is governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would require or permit the application of the laws of any jurisdiction other than those of the State of New York. Any legal suit, action, or proceeding arising out of or related to this Agreement or the licenses granted hereunder will be instituted exclusively in the federal courts of the United States or the courts of the State of New York in each case located in the city of New York and County of New York, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding.

15.8.	Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

15.9.	Assignment. Licensee may not assign or transfer any of its rights or delegate any of its obligations hereunder, in each case whether voluntarily, involuntarily, by operation of law or otherwise, without the prior written consent of Licensor, which consent shall not be unreasonably withheld, conditioned, or delayed. Any purported assignment, transfer, or delegation in violation of this Section is null and void. No assignment, transfer, or delegation will relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

15.10.	Mergers and Acquisitions. For the purpose of calculating the Fees, it is not the parties’ intention that the Fees charged under this Agreement will include accesses to Services added through a merger or acquisition. Accordingly, in the event of any merger or acquisition that would result in Licensee’s ownership or control of accesses to Services formerly owned or controlled by another entity, such additional accesses to Services will not be covered by the Fees charged under this Agreement. Licensee agrees that such additional accesses to Services shall be subject to additional fees, based upon the then current listed price for the additional accesses to Services resulting from the acquisition or merger. For the avoidance of doubt a merger and/or acquisition shall not entitle Licensee to terminate this Agreement other than in accordance with its terms.

15.11.	Creation, Storage of Back-ups and Security. Licensor will create a back-up of data daily for certain applications hosted by Licensor, as scheduled by Licensor. Licensor reserves the right to retain only the most current fifteen (15) days of back-ups, and to erase or otherwise dispose of all other back-ups at any time. In the event of a disaster, such back-ups will be retrieved and used in accordance with Licensor’s disaster recovery plan, which shall be updated from time to time without notice to Licensee. Licensor will employ commercially reasonable security measures (including, but not limited to, password protection and encryption) that are intended to prevent access to the Service and other Licensee data and/or information by unauthorized persons. Licensor will establish and maintain such other commercially reasonable safeguards (including, but not limited to, virus protection safeguards) against the destruction, loss or alteration of the Service and other Licensee data and/or information.

15.12.	Export Regulation. The Software may be subject to US export control laws, including the Export Control Reform Act and its associated regulations. Licensee shall not, directly or indirectly, export, re-export, or release the Software to, or make the Software accessible from, any jurisdiction or country to which export, re-export, or release is prohibited by law, rule, or regulation. Licensee shall comply with all applicable federal laws, regulations, and rules, and complete all required undertakings (including obtaining any necessary export license or other governmental approval), prior to exporting, re-exporting, releasing, or otherwise making the Software available outside the US.

15.13.	Equitable Relief. Each Party acknowledges and agrees that a breach or threatened breach by such Party of any of its obligations under this Agreement, including Section 10 or 11, in the case of Licensee, Section 4.3, may cause the other Party irreparable harm for which monetary damages would not be an adequate remedy and agrees that, in the event of such breach or threatened breach, the other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance, and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies are not exclusive and are in addition to all other remedies that may be available at law, in equity, or otherwise.

15.14.	Exhibits and Schedules. The following Exhibits and Schedules are attached hereto and incorporated herein by this reference:

Exhibit “A”: Definitions

Exhibit “B”: Service Level and Support Services Agreement

Exhibit “C”: Services and Features

Schedule “1”: Order Form

Schedule “2”: Form of Service Order

15.15.	Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

KR8 AI INC.	FOXO Technologies Inc.

By:	/s/ Mark White	By:	/s/ Brett Barnes
Name:	Mark White	Name:	Brett Barnes
Title:	CEO	Title:	Chairman

EXHIBIT A

DEFINITIONS

“Acceptance Criteria” means, with respect to a Licensor Product, (i) the Specifications applicable to such Licensor Product and (ii) any other requirement set forth in this Agreement that applies at the time of performance, provision or delivery of such Licensor Product.

“Affiliate” means any individual, corporation, partnership, limited liability company, association or similar business organization that directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with a party or its successors. Affiliates shall include such entities whether now existing or later established by investment, merger or otherwise, including the successors and assigns of such entities.

“APP” means a software-as-a-service application other than those to be provided by Licensor to Licensee.

“Application” means the software-as-a-service application provided hereunder by Licensor to Licensee, including the rules, routines, machine readable object code and source code associated therewith, and including any modifications, Updates, Upgrades, enhancements, improvements or customizations by way of Services or otherwise by either party that are developed or released during the term of the applicable Schedule or Order Form. In addition, the term “Application” shall include the Documentation relating thereto and any third party software embedded in the Application.“Authorized User” means an employee or contractor of Licensee who Licensee permits to access and use the Software and/or Documentation pursuant to Licensee’s license hereunder.

“Billing Start Date” shall mean the date identified on the order form as the date from which billing shall be calculated (which under no circumstances shall be later than the Service Start Date, as defined below).

“Control”, including the terms “controlling”, “controlled by”, and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities (or other ownership interest), by contract, right to elect a majority of the governing board, or otherwise.

“Deliverables” means the deliverables to be produced and delivered to Licensee or any Licensee Affiliate under this Agreement, as more particularly described in a Schedule or Order Form. Deliverables may include Software, documents, reports, Specifications, operating instructions, working papers, work in progress, video, film, multimedia, pictures, graphs and audio material, whether preliminary or final, in or on any media whether now existing or developed in the future.

“Documentation” means Licensor’s user manuals, handbooks, and installation guides relating to the Software provided by Licensor to Licensee either electronically or in hard copy form.

“Fees” shall mean the fees payable pursuant to Section 8.

“Initial License Fee” see Section 8.

“Intellectual Property Rights” means any and all registered and unregistered rights granted, applied for, or otherwise now or hereafter in existence under or related to any patent, copyright, trademark, trade secret, database protection, or other intellectual property rights laws, and all similar or equivalent rights or forms of protection, in any part of the world.

“Licensee Data” means information, data, and other content, in any form or medium, that is submitted, posted, or otherwise transmitted by or on behalf of Licensee or an Authorized User.

“Licensor IP Rights” means Intellectual Property Rights owned or licensed by Licensor or any Licensor Affiliate including, without limitation, patents, copyrights, trademarks, service marks, trade secrets and know-how owned or otherwise licensable by Licensor or any Licensor Affiliate or which are acquired by, developed by or on behalf of Licensor in the course of performances of Services under this Agreement, and without reference to or use of any Intellectual Property Rights owned or licensed by Licensee or any Licensee Affiliate.

“Licensor Product(s)” means any Application, Software, Services, Deliverables, Equipment or other related materials that are licensed, purchased or otherwise acquired by Licensee pursuant to this Agreement.

“Order Form” means an Order Form or similar agreement appurtenant to this Agreement for the provision of Professional Services or Deliverables, which sets out the commercial terms and is executed by the parties and substantially in the form of Schedules attached hereto.

“Professional Services” means those services performed by Licensor for Licensee under this Agreement, which are not included within the meanings of the terms “Subscription Services” or “Support Services”, including preparation, configuration, delivery and installation of Licensor Products.

“Purchase Order” shall mean a purchase order issued by Licensee in connection with Licensor Products described in a Schedule or Order Form.

“Resultant Data” means (i) data and information generated from Licensee’s use of the Services that is used by Licensor in an aggregate and anonymized manner, including to compile statistical and performance information related to the provision and operation of the Services; and (ii) output generated from Licensee Data but shall not mean or include: (a) Licensee Data, whether in aggregated or anonymized form or otherwise manipulated or altered, or (b) personal information, unique identifiers, mobile network information including carrier names and phone numbers, location data or IP addresses of Authorized Users.

“Schedules” shall mean the Schedules expressly referenced in and attached to this Agreement.

“Services” means the Professional Services, Subscription Services and Support Services performed (or to be performed) by Licensor for Licensee or any Licensee Affiliate under this Agreement, as more particularly described in a Schedule or Order Form. Services shall be deemed to include all incidental services, functions, responsibilities or tasks not specifically described in this Agreement or a Schedule or Order Form hereunder, but which are an inherent, necessary or customary part of the services performed (or to be performed) by Licensor hereunder or that are required or reasonably necessary for the proper performance and provision of the Licensor Products provided (or to be provided) by Licensor hereunder.

“Service Start Date” shall mean the date from which Licensee receives the applicable Service.

“Software” means the software consisting of proprietary technology including capabilities in KR8 AI eco system and iOS/Android APP artificial intelligence and inference engine and related Documentation, including any Updates provided to Licensee pursuant to this Agreement.

“Specifications” means any and all technical, design or functional specifications for, and descriptions of, the capabilities of any Licensor Product, including those set forth in the applicable Schedule or Order Form, and (to the extent not inconsistent therewith) those contained in Licensor’s Documentation, descriptive documents and/or marketing materials, or applicable request for proposal and any Licensor response thereto, the terms of which are incorporated by reference in the applicable Schedule or Order Form.

“Subscriber Revenues” – means all revenues received by Licensee or its affiliates from End User for use of the Licensee Applications, inclusive of up-front or downloading fees, periodic fees and per-use charges, net of any allowances or discounts allowed and taxes or other governmental charges levied on or measured by the amount charged by Licensee. Subscriber Revenues shall not include revenues received from affiliates but shall include the revenues received by such affiliates from End Users.

“Subscription Services” means Licensee’ access and use of Licensor’s provision of the Software and/or Application in accordance with the terms of this Agreement.

“Support Services” means those maintenance and support services performed by the Licensor for Licensee under this Agreement, as more particularly described in a Schedule or Order Form and for which Licensee has contracted for support, which shall commence upon acceptance by Licensee of the applicable Licensor Product.

“Term” shall mean the longer period of 1) the term of this Agreement, and 2) the period identified in the order form, or any renewal term, as applicable.

“Third-Party Products” means any third-party products described in Exhibit C provided with or incorporated into the Software, including any open-source software available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any other license that is approved by the Open Source Initiative.

“Update” means updates, revisions or additions to a Licensor Product that are intended to correct errors, improve efficiency or to incorporate additional or alternative functionality, but that do not constitute substantial additional or alternative functionality, as customarily indicated by a change to the number to the right of the decimal in the version number, for example, Version 2.1 updated to Version 2.2.

“Upgrade” means a new release of a Licensor Product in question that incorporates substantial additional or alternative functionality, as customarily indicated by a change to the number to the left of the decimal in the version number, for example, Version 2.1 upgraded to Version 3.0.

EXHIBIT B

SERVICE LEVEL AND SUPPORT SERVICES AGREEMENT SCHEDULE

During the Term, Licensor will make available a technical point of contact for Licensee technical support inquiries. The purpose of Support Services is to resolve defects that cause any Licensed Product included within the Licensee Applications to fail to conform to its purpose. A resolution to a defect may consist of a fix or patch, a reasonable workaround, or other resolution as Licensor deems reasonable. Support Services do not include any Professional Services, such as implementation, configuration, integration, customization, or training services, or assistance with administrative functions.

SUPPORT SERVICE DETAILS
Feature	Details
Support Services Fees	Monthly fee of $50,000.00
Support Hours – United States	8:00 a.m. to 10:00 p.m., Eastern Time, Monday-Friday
Number of tickets	Unlimited
Service Location	Remote
Support E-mail Address	support@kr8.ai
Support Portal (including access to other resources such as documentation, knowledge base and discussions)	Authorized users will have access to KR8 portal, which give access to Documentation, FAQ, Training)
Available languages	English

(i)	Response Objectives.

Licensor will use reasonable efforts to meet the response time objectives during U.S. support hours.

INCIDENT SEVERITY LEVELS
Severity Level	Definition	Response time objective
Severity1 (Critical)	● Essential functionality is nonfunctional. ● Data is compromised or irretrievable. ● Substantial response time delays. ● No available procedural workaround.	2 hours
Severity 2 (Urgent)	● Essential functionality is limited in its usability, without any viable workaround. ● Significant delays in material response time.	1 business hours
Severity 3 (High)	● Functional issue affects some users ● Some response time latency	1 business day
Severity 4 (Medium/Low)

● Standard end-user assistance inquiry

● Inquiry for technical guidance related to configuration, capabilities, etc.

● Common troubleshooting request

● Bug affecting a select group of users

● Non-disruptive error messages with no impact on performance

● Minor inconveniences with no impact on core functionality

Varies

EXHIBIT C

INITIAL LICENSOR PRODUCTS

The initial services and features in the Licensor Products to be provided by Licensor are:

1-Core AI Engine:

●	Adaptive Algorithms: The AI evolves based on user interactions, offering more tailored wellness advice over time.

●	Data Processing: Ability to process and interpret vast genetic and health datasets for personalized insights.

●	Continuous Learning: The AI updates its knowledge based on new epigenetic research and user feedback.

2-Data Integration:

●	HealthKit API Integration: Seamlessly pulls in user data from the Apple HealthKit for more accurate health profiling.

●	Epigenetic Data Incorporation: Specifically designed modules to handle, analyze, and derive insights from epigenetic data.

●	Multi-database Support: Can interface with various genetic and wellness databases to provide comprehensive insights.

3-User Experience:

●	Interactive Dashboards: Visual representations of user’s epigenetic health data and AI-driven wellness metrics.

●	Personalized User Profiles: Health and wellness profiles crafted based on user’s genetic makeup, preferences, and goals.

●	Feedback System: Users can provide feedback on recommendations, refining AI suggestions for a more personalized experience.

4-Algorithm Customization:

●	KR8 Algorithm Build: KR8 will directly craft proprietary epigenetics-based wellness algorithms, leveraging Google Cloud Machine Learning capabilities.

●	Algorithmic Adjustments: The platform allows for on-the-fly adjustments to its algorithms based on new findings or user feedback.

5-Scalability and Deployment:

●	Cloud Support: Can be deployed on various cloud platforms, ensuring scalability and seamless performance.

●	On-premise Deployment: For companies wanting more control, there’s an option for on-premise deployment of the platform.

●	Cross-platform Compatibility: Can be adapted for both web and mobile applications, offering users flexibility in access.

SCHEDULE 1

ORDER FORM

Billing Start Date: ____________________

Service Start Date: ____________________

Reference is made to that certain Master Software and Service Agreement by and between KR8 AI INC. (the “Licensor”) and FOXO Technologies Inc., dated as of January 12, 2024, (as amended, supplemented or otherwise modified from time to time, the “Agreement”), the terms of which are hereby incorporated herein. This “Order Form” is an Order Form referred to in said Agreement. All capitalized terms used herein shall have the same meaning as ascribed to them in the Agreement unless otherwise defined herein. Each Order Schedule listed below is an independent obligation of the Parties, and each Order Schedule if not entered into as of the Effective Date shall commence as of the commencement date set forth in the relevant Order Schedule.

In consideration of the Licensor Products set forth in Exhibit C to the Agreement and the Development Services to be provided during the period commencing as of the date hereof and ending on the eighteenth month anniversary of November 15, 2023, Licensee shall pay to Licensor, on the terms and conditions set forth herein:

1. Software License Fee Schedule.

A non-refundable, non-recoupable Initial License and Development Fee of $2,500,000 (the “Initial License Fee”), to be paid as follows:

(i) $2,000,000 will be payable in cash in monthly increments of $100,000; provided, however, (a) with the written consent of Licensor in its sole discretion, and pursuant to the rules of any exchange on which the Common Stock is listed portions of the cash fee may be paid in shares of class A common stock of Licensee (“Common Stock”) and (b) for so long as the Common Stock is listed on a major exchange, commencing on July 1, 2024, if the average trading volume exceeds $50,000 per day for the ten (10) trading days preceding any scheduled date of payment, up to 1/3rd of the monthly fee payable on such date may be paid in shares of Common Stock of Licensee.

(ii) the remaining $500,000, or such lesser amount as will not require approval of stockholders of Licensee pursuant to the rules of any exchange on which the Common Stock is listed, shall be paid in Common Stock of Licensee valued at 102% of the market value of the Common Stock as of the date hereof which shall be issued to Licensee within twenty (20) days of the date hereof. If any portion of the $500,000 of Common Stock may not be issued to Licensor without the consent of the stockholders of Licensee, such portion shall be added to the portion of the Initial License Fee to be paid in cash and such portion shall be paid in twelve equal monthly increments commencing January 1, 2024, through December 1, 2024.

2. Professional Service Fee and Deliverables.

The fee for Professional Services to be rendered by Licensor’s personnel during the period commencing as of the date hereof and ending on the eighteenth month anniversary of November 15, 2023, in connection with the development of the items set forth on Schedule C, shall be deemed satisfied by payment of the Initial License Fee. The Parties acknowledge and agree that the Initial License Fee is non-refundable.

3. Support and Maintenance Services

For so long as this Agreement remains in effect. a fee of $50,000 per month (the “Maintenance Fee”) shall be paid in advance on the first day of each month commencing December 1, 2024, for support services as set forth on Exhibit B (“Support Services Description”)

4. Royalty Payments.

In addition to the License and Development Fee and the Maintenance Fee Licensee shall pay to Licensor, earned royalties (the “Running Royalties”) equal to fifteen percent (15%) of Subscriber Revenues generated by Licensee Applications. Subscriber Revenues are deemed earned as of the date of receipt by Licensee. Within thirty (30) days after the end of each calendar quarter ending on March 31, June 30, September 30 or December 31 (“Calendar Quarter”) occurring during the Term, Licensee shall pay to Licensor all Running Royalties due in respect of the Subscriber Revenues received during such quarter.

Minimum Royalty. Beginning with calendar year 2024, Licensee shall pay Licensor minimum annual Royalty payments as follows (the “Minimum Royalty”):

●	$400,000 for calendar year 2024;

●	$1,000,000 for calendar year 2025;

●	Commencing with calendar year 2026 and for each calendar year thereafter, the Minimum Royalty shall be increased by an additional $250,000. each calendar year such that, for example, the Minimum Royalty for 2028 shall be $1,750,000.

(c) In the event the Running Royalty payable to Licensor with respect to any calendar year is less than the Minimum Royalty for such year, then, either: (i) to maintain the exclusivity of the license granted hereunder, Licensee, shall remit to Licensee within forty-five (45) days of the end of such calendar year, a sum of money equal to the excess of the applicable Minimum Royalty over the Running Royalty for such year; or (ii) the License granted hereunder shall become non-exclusive forty-five (45) days after the end of such calendar year.

(d) Within thirty (30) days after each Calendar Quarter occurring during the Term, Licensee shall furnish Licensor a written report covering such quarter showing: (i) the Subscriber Revenues derived from Licensee Applications during such period and, in the case of the 2nd through 4th quarter of each calendar year, on a year to date basis; (ii) the Running Royalty, payable in Dollars, which has accrued hereunder in favor of Licensee in respect of such Revenues; and (iii) withholding taxes, if any, required by law to be deducted in respect of such Revenues. The report shall be accompanied by the payment of royalty monies due at that time.

(e) Except as otherwise provided, any payments due hereunder on sales made by Licensee in a currency other than US Dollars shall be payable to Licensor in United States Dollars at the prevailing rate of exchange of the currency in which the sales are made (said exchange rate being taken as the rates published in the Wall Street Journal under the caption “Currency Trading -- Exchange Rates” on the last business day of the Calendar Quarter for which the royalties are payable).

(f) Any sum required under the tax laws of the United States or any other country, to be withheld by Licensee from payments to Licensor, shall be promptly paid by Licensee for and on behalf of Licensor to the appropriate tax authorities and Licensee shall furnish Licensor with official tax receipts or other appropriate evidence issued by the appropriate tax authorities sufficient to enable Licensor to support a claim for income tax credit in respect of any sum so withheld.

5. Principal Contacts

Licensor Contacts:	Licensee Contacts:
Mark White	Brett Barnes
+44 7973803488	(760) 315-6114
mark@kr8.ai	bbarnesworkhorse21@gmail.com

IN WITNESS WHEREOF, the Parties hereto have executed this Order Form as of the date first above written.

KR8 AI INC.

By	/s/ Mark White
Name:	Mark White
Title:	CEO

FOXO Technologies Inc.

By	/s/ Brett Barnes
Name:	Brett Barnes
Title:	Chairman

SCHEDULE 2

FORM OF SERVICE ORDER

Service Order #___

Date: ____________________________

THIS IS SERVICE ORDER #____, BEING EXECUTED PURSUANT TO THE PROCEEDING AGREEMENT.

Project: ____________________ Hourly Rate: _____ Actual # of Hours _____ Billed # of Hours ____ Actual Cost ______ Billed Cost ______

Total: $ ________________________ (ESTIMATE FOR PROJECT)

Notes:

1. Above fees are billed in advance.

2. All work is performed on a time and materials basis. This Service Order is a good faith estimate of the work required to complete the Service Order based on past experience and basic analysis of the project.

Professional Services Rate Schedule:

Development Resource: $______ per hour

Account Management Resource: $______per hour

Accepted by: Licensee:

By:

Name:

Title: